UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A-1

Under the Securities Exchange Act of 1934

KonaTel, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50050T 100

(CUSIP Number)

Leonard W. Burningham, Esq.

2150 South 1300 East, Suite 500

Salt Lake City, UT 84106

(801)-363-7411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS D. Sean McEwen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,500,000
	8	SHARED VOTING POWER 19,100,000 (1)(2)
	9	SOLE DISPOSITIVE POWER 13,500,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,599,000 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 80.1% (4)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)    See Items 1 through 7 below, specifically Item 7, Exhibit 1, which is the M2 Shareholder Voting Agreement (as defined below).  12,100,000 shares are covered under the M2 Shareholder Voting Agreement.

(2)    See Items 1 through 7 below, specifically Item 7, Exhibit 2, which is the Apeiron Shareholders Voting Agreement (as defined below).  7,000,000 shares are covered under the Apeiron Shareholders Voting Agreement.

(3)  The aggregate amount of shares beneficially owned is 13,500,000 shares of direct ownership; 12,100,000 shares of indirect ownership under the M2 Shareholder Voting Agreement; 7,000,000 shares of indirect ownership under the Apeiron Shareholders Voting Agreement; and 999,000 shares underlying vested stock options that can be exercised within 60 days, 749,000 of which are direct ownership.

(4)   Based on the 40,692,286 shares of Common Stock (as defined below) of the Issuer outstanding as of December 31, 2018, as reported by the Issuer’s Transfer Agent on that date, together with 1,274,000 shares underlying vested stock options that can be exercised within 60 days of the date of this Schedule 13D/A-1, for an aggregate total of 41,966,286 outstanding shares.

Item 1.       Security and Issuer

The class of equity securities to which this statement on Schedule 13DA-1 (hereinafter, this “Schedule 13D”) relates is the common stock, $0.001 per share par value (the “Common Stock”), of KonaTel, Inc., a Delaware corporation (the “Company”), formerly known as Dala Petroleum Corp, with its principal executive offices at 13601 Preston Road, # E816, Dallas, Texas 75240.

Item 2.       Identity and Background

The following information is presented in response to this Item:

(a)  This Schedule 13D is filed by D. Sean McEwen.

(b)  The principal business address of Mr. McEwen is 13601 Preston Road, #E816, Dallas, Texas 75240.

(c)  The principal business of Mr. McEwen is the President and CEO of the Company. See Items 3 and 4 below.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. McEwen is a citizen of the United States.

Item 3.       Source and Amount of Funds or Other Consideration

Effective December 18, 2017, the Company completed an Agreement and Plan of Merger whereby a newly formed wholly-owned subsidiary merged with and into KonaTel, Inc., a Nevada corporation (“KonaTel Nevada”) and under which KonaTel Nevada was the surviving corporation and became a wholly-owned subsidiary of the Company.  Mr. McEwen was the sole shareholder of KonaTel Nevada and received merger consideration of 13,500,000 shares of the Company’s Common Stock under the merger.  For additional information about this merger, see the Company’s 8-KA-1 Current Report dated November 15, 2017, and filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2017.  The M2 Shareholder Voting Agreement was executed and delivered by M2 Equity Partners, LLC, a Minnesota limited liability company (“M2”), which was then the principal shareholder of the Company, owning 12,100,000 shares of the Company’s Common Stock; and the Company and Mr. McEwen.  Its manager, Matthew Atkinson, who is also the Company’s Secretary, and Mark Savage, who is a director of the Company, also executed and delivered the M2 Shareholder Voting Agreement as a condition of the closing of the merger.  For additional information on this merger, see the 8-KA-1 Current Report dated November 15, 2017, and filed with the SEC on December 20, 2017, which is available by Hyperlink in Item 7 below.

Effective December 31, 2018, the Company completed an Agreement and Plan of Merger whereby a newly formed subsidiary merged with and into Apeiron Systems, Inc., a Nevada corporation (“Apeiron”) and under which Apeiron was the surviving corporation and became a wholly-owned subsidiary of the Company.  We exchanged 7,000,000 shares of our Common Stock for all of the outstanding securities of Apeiron. The Apeiron Shareholders Voting Agreement was executed and delivered by Apeiron and its two shareholders, Joshua Ploude and Vyacheslav Yanson (the “Apeiron Shareholders”), along with the Company and Mr. McEwen, as a condition of the closing of the merger. For additional information on this merger, see the Company’s 8-K Current Report dated December 31, 2018, and filed with the SEC on December 31, 2018, which is available by Hyperlink in Item 7 below.

Item 4.       Purpose of Transaction

See Item 3.

Item 5.       Interest in Securities of the Issuer

The following information is presented in response to this Item:

(a)  See the footnotes to Sections 8, 9, 11 and 13 above.

(b)  Mr. McEwen has the sole power to vote 13,500,000 shares, and the sole power to dispose of 13,500,000 shares of Common Stock of the Company beneficially owned by him.  Mr. McEwen also has shared power to vote 19,100,000 shares of Common Stock of the Company, 12,100,000 shares of Common Stock for a period of two (2) years from December 18, 2017 (expiring December 17, 2019) under the M2 Shareholder Voting Agreement and shared power to vote 7,000,000 shares of Common Stock of the Company for a period of two (2) years from December 31, 2018 (expiring December 31, 2020) under the Apeiron Shareholders Voting Agreement, with limited “veto power” over certain Company actions and shared power to dispose of none of the 19,100,000 shares.

(c)  Other than the transactions described herein, the Reporting Person has not effected any transaction in the Common Stock of the Company during the past 60 days.  Mr. McEwen has received 1,500,000 stock option grants under Incentive Stock Option Agreements from 5,000,000 shares reserved as incentives for directors, officers and employees under the KonaTel Nevada merger, effective December 18, 2017.  These stock options vest on the following dates and are exercisable in the following tranches, as vested, and do not expire for a period of five years from vesting: 187,250 shares exercisable March 18, 2018, June 18, 2018, September 18, 2018, December 18, 2018, March 18, 2019, June 18, 2019, September 18, 2019, and December 18, 2019.

(d)  Except as specifically set forth in this Item 5, to the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of the Company that are beneficially owned directly by the Reporting Person.  The parties to the M2 Shareholder Voting Agreement that is Exhibit 1 hereto have retained the rights to ownership and dividends on all shares to which each has granted the Reporting Person a two (2) year irrevocable proxy regarding certain matters.  The parties to the Apeiron Shareholder Voting Agreement that is Exhibit 2 hereto have retained the rights to ownership and dividends on all shares to which each has granted the Reporting Person a two (2) year irrevocable proxy regarding certain matters.

(e)  Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Simultaneous with the closing of the KonaTel Nevada merger, we executed a Shareholder Voting Agreement (the “M2 Shareholder Voting Agreement”), between the Company, Mr. Savage, Mr. Atkinson, M2 and D. Sean McEwen, the Company’s current Chairman, President, CEO and a director, whereby Mr. McEwen was granted an irrevocable proxy to vote the 12,100,000 M2 shares of Common Stock on certain matters, which was coupled with an interest from each of the foregoing, together with the following rights, including a right of veto, for a period of two (2) years, on the following matters: (i) an increase in the compensation of any employee of the Company by more than $20,000 in any one calendar year and for these purposes, the term compensation includes any form of remuneration or monetary benefit; (ii) the issuance of stock, the creation of a new class of stock, the grant of options or warrants, modification of any shareholder, option holder or warrant holder’s rights, grants, conversion rights or the taking of any other action that directly or indirectly dilutes the outstanding securities of the Company, excepting a then current private placement of common stock of the Company for an equity funding of $1,300,000 through the offer and sale of 6,500,000 shares of the Company’s common stock solely to “accredited investors”; (iii) the issuance of debt in excess of $100,000 in the aggregate in any one calendar year; (iv) the approval of a plan of merger, reorganization or conversion; (v) the sale, transfer or other conveyance of assets of the Company having an aggregate value in excess of $100,000 in any one calendar year, other than in the ordinary course of the business; (vi) the entry into a contract or other transaction having a total aggregate contractual liability for the Company in excess of $100,000 in any one calendar year; (vii) any change in the Bylaws of the Company modifying these requirements (all of which are included in our Amended and Restated Bylaws; and (viii) that Mr. McEwen be named as a “nominee” to the Board of Directors of the Company at any special or annual meeting of the Company’s shareholders to elect members to the Board of Directors and to vote all proxies provided to management in connection with any such meeting for Mr. McEwen as one of the “nominees” to our Board of Directors, so long as Mr. McEwen owns 5% or more of the outstanding shares of our Common Stock, among other provisions. The M2 Shareholder Voting Agreement also provides, however, that if Mr. McEwen has been removed as a director for cause by our shareholders and such removal has been confirmed by a Delaware court of competent jurisdiction under Delaware Law, this “nominee” provision shall not be enforceable by Mr. McEwen and shall be void.  See Item 7, Exhibit 1, the M2 Shareholder Voting Agreement.  This summary is modified in its entirety by this reference.

Simultaneous with the closing of the Apeiron merger, we also executed a Shareholder Voting Agreement (the “Apeiron Shareholders Voting Agreement”) between the Company, the Apeiron Shareholders and D. Sean McEwen, the CEO, President and Chairman of the Board of Directors of the Company, whereby Mr. McEwen was granted an irrevocable proxy to vote the 7,000,000 shares issued under the merger in substantially the same form as the M2 Shareholder Voting Agreement, for a period of two (2) years from December 31, 2018. See Item 7, Exhibit 2, the Apeiron Shareholders Voting Agreement.  This summary is modified in its entirety by this reference.

Other than as described above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships between any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

Exhibit 1.  M2 Shareholder Voting Agreement

Exhibit 2.  Apeiron Shareholders Voting Agreement

Incorporated herein by reference:

8-KA-1 Current Report dated November 15, 2017, and filed with the SEC on December 20, 2017.

8-K Current Report dated December 31, 2018, and filed with the SEC on December 31, 2018.

SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2019	D. Sean McEwen
By: /s/D. Sean McEwen
D. Sean McEwen
Chairman, President and CEO